Exhibit 99.1

CMGE Announces Results of 2014 Annual General Meeting

HONG KONG, China, December 11, 2014 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), the largest publisher and a leading developer of mobile games in China, today announced that its 2014 annual general meeting (“AGM”) of shareholders was held on December 11, 2014 at 8:00 p.m., Hong Kong Time. During the meeting, all of the proposals submitted for shareholders’ approval were approved. Specifically, the shareholders adopted resolutions with respect to:

•	The re-election of directors:

(i)	Mr. Wang Yongchao as a director of the Company; and

(ii)	Mr. Xiao Jian Ken as a director of the Company,

•	Refreshment of Share Option Scheme Limit

(i)	To approve and ratify the refreshment of the total number of shares issuable upon exercise of options under the Company’s Share Option Scheme to be 10% of the Company’s ordinary shares in issue as of May 28, 2013. Such refreshment had been approved by shareholders of V1 Group (previously known as VODone Limited) on May 28, 2013; and

(ii)	To approve the refreshment of the total number of shares issuable upon exercise of options under the Company’s Share Option Scheme to be 10% of the Company’s ordinary shares in issue as of May 30, 2014. Such refreshment had been approved by shareholders of V1 Group (previously known as VODone Limited) on May 30, 2014.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The offices are in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai, Hong Kong, Tokyo, Taipei and Seoul. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

CONTACT: For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com